UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 1-13270

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLOTEK INDUSTRIES, INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Flotek Industries, Inc.

2930 W. Sam Houston Pkwy N., Suite 300

Houston, Texas 77043

FLOTEK INDUSTRIES, INC. 401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Table of Contents	Page

Report of Independent Registered Public Accounting Firm	iii

Financial Statements and Supplemental Schedule:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	1

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	2

Notes to Financial Statements	3

Supplemental Schedule*

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011	12

Signature	13

Exhibit Index:

Exhibit 23.1 Consent of Hein & Associates, LLP

*       All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as schedules are not applicable or required.

ii

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of

Flotek Industries, Inc. 401(k) Plan

Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Flotek Industries, Inc. 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H, Line 4i-Scheduel of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Hein & Associates, LLP

Houston, Texas

June 28, 2012

iii

Flotek Industries, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	December 31,
	2011	2010
Investments, at fair value
Common/collective trust funds	$1,018,214	$420,476
Common stock fund	3,430,468	1,691,538
Mutual funds	4,024,719	3,504,816

Total investments, at fair value	8,473,401	5,616,830
Notes receivable from participants	197,484	121,838
Receivables—participant contributions	34,872	—
Receivables—employer contributions	13,937	—

Total assets	8,719,694	5,738,668

Distribution payable	(50,169)	(8,521)

Net assets reflecting investments at fair value	8,669,525	5,730,147
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(21,271)	(3,857)

Net assets available for benefits	$8,648,254	$5,726,290

The accompanying notes are an integral part of these financial statements.

Flotek Industries, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Investment income:
Net appreciation in fair value of investments	$1,447,228
Interest and dividends	91,204

Total investment income	1,538,432

Employer matching contributions	406,847
Participant contributions	1,177,529
Rollovers	529,027

Total additions to net assets	3,651,835

Deductions from net assets:
Benefits paid to participants	711,903
Deemed distributions of participant loans receivable	10,583
Administrative fees	7,385

Total deductions from net assets	729,871

Net increase in net assets	2,921,964
Net assets available for benefits, beginning of year	5,726,290

Net assets available for benefits, end of year	$8,648,254

The accompanying notes are an integral part of these financial statements.

FLOTEK INDUSTRIES, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Note 1—Description of the Plan

The following description of Flotek Industries Inc. 401(k) Plan is provided for general informational purposes only. Plan Participants (“Participant(s)”) should refer to the Plan document for a complete description of Plan provisions.

General

Effective June 1, 2002, Flotek Industries, Inc. (the “Company”) established a defined 401(k) contribution plan (the “Plan”) with voluntary employee participation available on the first day of employment and attainment of 18 years of age. In April 2009, the Company discontinued matching employee contributions; accordingly, the Plan no longer met the requirements of a safe harbor 401(k) plan. Failure by any Participant upon commencement of participation in the Plan to elect or direct withholding percentages or Plan investment allocations, respectively resulted in an automatic default of 4% of Participants’ qualified compensation being contributed to the Plan until such time as Participants modified contribution elections or opted out of Plan participation.

The Board of Directors and the Company coordinate and manage the administration of the Plan. From January 1, 2008 through June 30, 2010, JP Morgan Chase Bank (“JP Morgan”) acted as the Plan trustee. Effective July 1, 2010, the Company engaged DWS Trust Company (the “Trustee”) to act as the Plan trustee due to JP Morgan’s discontinuation of 401(k) trustee services. The Plan’s record keeper for all periods presented was ADP Retirement Services, Inc. (“ADP”).

Contributions

Participants have the option to elect to defer 1% to 20% (in increments of 1%) of qualified compensation. Qualified compensation is defined within the plan document and is subject to Internal Revenue Code (“IRC”) restrictions. Participant contributions are withheld on a pro rata basis from pre-tax payroll deductions each payroll period.

In April 2009 the Company discontinued matching employee 401(k) contribution elections. Prior to April 2009, the Company matched 100% of each Participant’s contribution up to a maximum of 4% of qualified compensation. Effective January 1, 2011, the Company reinstated a Company match of 50% of each Participant’s contribution up to a maximum of 4% of qualified compensation. Company matching is allocated in the same proportion as the Participant’s elective deferrals or Company determined allocation if Participants provide no allocation directives.

In accordance with the IRC, Participant contributions were limited to $16,500 in the 2011 Plan year and remain subject to periodic adjustment by the Internal Revenue Service (“IRS”). Participants 50 year of age prior to December 31, 2011 were eligible to make catch-up contributions of up to $5,500 for the 2011 Plan year.

Vesting

Effective January 1, 2008, both Company matching and Participant contributions are fully vested upon contribution. Company contributions prior to January 1, 2008, as well as any earnings on these contributions, vest 20% per year upon completion of two years of service. Participant contributions and associated earnings on contributions made prior to January 1, 2008 are not fully vested until Participant completes 6 years of service.

Investment Elections

The Plan is Participant directed. Contribution percentage election and modification to investment allocations may be made by the Participant at any time by contacting ADP or via the internet. Participants may discontinue participation and re-enroll in the Plan at any time.

Notes Receivable from Participants

A Participant may borrow up to 50 percent of their vested account balance while participating in the Plan. The amount borrowed may range from a minimum of $500 to a maximum of $50,000, but may not exceed more than 50% of the Participant’s vested account balance. Only one Participant loan may be outstanding at any one time. A loan is required to

FLOTEK INDUSTRIES, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

be repaid through payroll deductions over a period not to exceed five years, with the exception of loans for the purchase of a primary residence. Loans used for the purchase of a primary resident may be repaid over a period up to 30 years. Early payoff of Participant loans is permitted by the Plan. The loan interest rate applied to Participant loans is defined within the Plan document as the prime rate published in the Wall Street Journal on the 14th day of each month plus 1%. This rate is effective for any Participant loans processed before the 16th day of the month. Participant loans are limited to Participants who are active full time or part time employees.

Notes receivable from Participants represent the Participant’s unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as Plan distributions in accordance with the terms of the Plan document.

Form of Benefits

A Participant may withdraw the total vested amount in their account as a result of either (i) termination of employment, (ii) reaching age 59  1/2, (iii) disability or (iv) death. The full value of the Participant’s account may be distributed to the Participant upon retirement or permanent disability if elected by the Participant and is subject to income taxation upon distribution. If death occurs before retirement, the full value of the Participant’s account is distributed to designed beneficiary(s). If the value of the Participant’s account is less than $5,000, the beneficiary(s) will receive a lump sum payment of the entire account balance. If the value of the Participant’s account is greater than $5,000, the beneficiary(s) will receive payout(s) from the account in a form other than a life annuity. If a Participant’s employment terminates for reasons other than death, disability, or retirement, the Participant will be entitled to receive a distribution of only that portion of the Participant’s account balance that is fully vested.

Participants may elect to have vested benefits distributed as soon as administratively feasible following the termination of employment. If the value of the Participant fully vested benefit is less than or equal to $1,000, however, a lump-sum distribution will be made within a reasonable time after the Participant terminates employment regardless of whether the Participant elects receipt of the benefit.

Forfeitures

Forfeitures are first applied to restore previously forfeited account balances of reinstated qualifying Participant. Any remaining forfeitures are then used to reduce employer contributions. Forfeitures for the year ended December 31, 2011 were immaterial.

Rollover Contributions

Generally, when a Participant receives a qualified total distribution from another qualified plan as defined in the IRC of 1986 as amended, the Participant is permitted to rollover those funds into the Plan.

Participant Accounts

As defined within the Plan documents, each Participant account is credited with the Participant’s contribution, Company contributions and a proportionate allocation of Plan earnings.

Plan Trustee

JP Morgan was appointed trustee and investment custodian of the Plan effective January 1, 2008. Concurrently, JP Morgan named ADP as the record keeper. DWS Trust Company was appointed trustee and investment custodian of the Plan effective July 1, 2010. The Trustee holds all property received, manages the Plan and invests and reinvests Plan assets. The 2010 change in Trustees was due to notification from JP Morgan, of discontinuation of 401(k) trustee services.

FLOTEK INDUSTRIES, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Administrative Expenses

Administrative expenses consist of all expenses incidental to the administration, termination or protection of the Plan, including, but not limited to, legal, accounting, investment manager and trustee fees. Certain administrative fees are incurred by Participants such as loan management fees, guided investment fund advice, and account liquidation fees as a result of early distribution penalties or due to unqualified account withdrawals or distributions. Substantially all other administrative expenses are paid by the Plan sponsor, the Company.

Risks and Uncertainties

The Plan provides for various investment options offered by the Trustee. Investments securities are exposed to various risks, such as market and credit risk. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

On March 14, 2011 the Company’s Board of Directors approved the formation of the Investment Committee. The role of the Investment Committee is to oversee the investment management, policies and guidelines of the Flotek Industries, Inc. 401(k) Plan. The Investment Committee’s responsibilities include the review of the 401(k) Plan’s investment manager selection, investment benchmarks, investment performance, and investment risk management policies. The Investment Committee monitors the management of the 401(k) Plan for compliance with the investment policies and guidelines and for meeting performance objectives over time.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Valuation of Investments

The fair value of assets is determined using various methods, which are impacted by a number of factors, including the availability of observable market data over the contractual term of the underlying assets. For some of the Plan’s assets, fair value is determined based on directly observable market data or data available for similar assets in similar markets. For other assets, the fair value may be determined based on these inputs as well as other assumptions related to estimates of these assets, such as the creditworthiness of the issuer. Changes in net unrealized appreciation or depreciation are captured in the carrying value of the underlying investments in the Statements of Net Assets Available for Benefits in accordance with US GAAP guidance. Dividends are recorded on the ex-dividend date.

Plan investments in mutual funds are stated at fair value based upon quoted market prices. Investments in the Company’s common stock fund are reported at fair value based upon the quoted market price of the combined Shares and cash held in the fund. Shares of common/collective trust funds are valued at net asset value. The valuation of investment contracts are measured at fair value and reconciled to contract value for fully benefit responsive investment contracts, as determined by the Plan’s Trustee.

Investment Contracts

Investment contracts within defined-contribution plan are required to be reported at fair value. Contract value, however is the relevant measurement as required by US GAAP for fully benefit responsive investment contracts as the contract value is representative of the amount a Participant would receive upon initiation of permitted transactions in accordance with the terms of the contract.

FLOTEK INDUSTRIES, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

The Plan invests in fully benefit-responsive investment contracts held in the State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts, a common/collective trust fund. The Plan’s Statements of Net Assets Available for Plan Benefits presents the fair value of these investment contracts as well as any adjustment from fair value to contract value resulting from Participant contributions and associated earnings, less withdrawals and administrative expenses. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis. On November 12, 2010, the Company received notice of State Street Global Advisors (‘SSgA”) decision to exit the business of managing stable value assets. Effective January 21, 2011, each unit of SSgA Stable Value Fund was converted into a new class of Invesco Stable Asset Fund.

Concentration of Investments

The Plan’s investment in shares of the Company’s common stock represents 39.6% and 29.5% of the Plan’s assets as of December 31, 2011 and 2010, respectively. The Company has been in existence and operational since 1985 and in December 2007, the Company’s common stock began trading on the New York Stock Exchange (“NYSE”) under the stock ticker symbol “FTK.”.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS”. The amendments are of two types: (i) those that clarify the FASB’s intent regarding the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management does not believe the adoption of this update will have a material impact on the Plan’s financial statements.

Note 3—Investments

The following table presents the fair value of investments held by the Plan. Individual investments that represent five percent or more of the Plan’s net assets available for benefits in either Plan year are shown separately:

FLOTEK INDUSTRIES, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

	December 31,
	2011	2010
Investments at fair value:
Collective trust funds and mutual funds:
BlackRock Global Allocation Fund	$1,158,826	$934,620
Invesco Stable Asset ADP 85	1,018,214	—
Invesco Developing Markets Fund	285,011	318,704
SSgA Stable Value	—	298,788
Janus Forty Fund	—	356,494
Investments at fair value as determined by quoted market price:
Flotek Industries, Inc. Common Stock fund	3,430,468	1,691,538

Total investments exceeding 5% of plan assets	5,892,519	3,600,144
Other	2,580,882	2,016,686

Total investments at fair value	$8,473,401	$5,616,830

During the year ended December 31, 2011, Plan investments (inclusive of gains and losses realized from the purchase and sale of investments as well as unrealized gains and losses on investments held during the year) appreciated in value as follows:

Year Ended December 31, 2011
Common/collective trust funds	$12,458
Common stock fund	1,728,164
Mutual funds	(293,394)

Total net appreciation	$1,447,228

Note 4—Investment Contracts

The Plan, through the Invesco Stable Asset ADP 85 collective trust investment (the “Fund”), holds investments in common/collective trust funds (the “Trust Funds”). Investments in the Fund were originated with the purchase of individual units; with each individual unit having a net asset value of USD $1. To mitigate the risk of market losses on the unit investments, the Trust Fund entered into synthetic guaranteed investment contracts (“Synthetic GIC’s”). Synthetic GIC’s are portfolios of securities (debt securities and units of collective trusts) owned by the Trust Fund and associates. The Synthetic GIC’s and associated derivative instruments (“Wrapper Contracts”) are designed to minimize the risk of investment losses on a portfolio of securities. Synthetic GIC’s enable Participants, such as the Plan to transact at an investments’ contract value by protecting the principal amount invested over a specified period of time by utilizing a Wrapper Contract designed to minimize the risk of investment loss and maintain a constant net asset value per share or unit. The assets underlying the investment contracts are owned by the Trust Fund with the Plan owning units of the Trust Fund. These investment contracts are fully benefit-responsive and any adjustment of these investments’ contract value is captured in the Statements of Net Assets Available for Benefits. Contract value represents the original cost of the contract, plus interest (based upon the underlying contract crediting rates of the underlying contracts) and deposits, reduced by administrative fees, transfers out, and withdrawals.

FLOTEK INDUSTRIES, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Plan’s investments covered by Synthetic GIC’s earn interest at interest crediting rates that typically reset on a monthly or quarterly basis in accordance with the terms of each contract. These interest crediting rates are based on the characteristics of the underlying fixed income portfolio. The minimum interest crediting rate for an investment contract is zero percent. Factors that influence the future average crediting rates include (i) the level of market interest rates; (ii) the amount and timing of Participant contributions, transfers and withdrawals into or out of the investment (Wrapper Contract); (iii) the investment return generated by the fixed income investments that underlie the investment (Wrapper Contracts); and (iv) the duration of the underlying fixed income investments backing the investment (Wrapper Contracts).

The crediting rate formula, in effect, amortizes the market value inclusive of realized and unrealized gains and losses on the underlying investments over the duration of the underlying investments through adjustments to the future contract interest crediting rate (the rate earned by Participants or the Plan on the underlying investments). The resulting gains and losses in the fair value of the underlying investments relative to the contract value are captured in the Statements of Net Assets Available for Benefits as an adjustment from fair value to contract value for fully benefit responsive investment contracts. If the adjustment from fair value to contract value is positive, this indicates that the investment (Wrapper Contract) value is greater than the market value of the underlying investments. The embedded market value losses are amortized into the value of the underlying investment in future periods through a lower interest crediting rate. If the adjustment from fair value to contract value is negative, this indicates that the Wrapper Contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains are amortized into the value of the underlying investment in future periods through an increase in the interest crediting rate.

Plan investments covered by Synthetic GIC’s average yield earned by the Plan and the average yield earned by the Plan adjusted for actual interest credited to Participants at December 31, 2011 and 2010 as follows:

	2011	2010
	(Percent)
Average yield earned by the Plan (1)	1.29%	1.10%
Average yield earned by the Plan adjusted for actual interest credited to Participants (2)	1.72%	1.85%

(1)	The average yield earned by the Plan may differ from the interest rate credited to the Participants in the Plan. The average yield is calculated by dividing the yield to maturity (an estimate of annualized earnings) of the Fund on December 31, 2011 and 2010 (irrespective of the interest rate credited to Fund Participants) by the fair value of all Fund investments at December 31, 2011 and 2010.
(2)	The average yield earned by the Plan adjusted to reflect the interest rate credited to Plan Participants. The average yield is calculated by dividing the interest (an estimate of annualized earnings) credited to Participants on December 31, 2011 and 2010 (irrespective of the actual earnings on the investments within the Fund) by the fair value of all Fund investments at December 31, 2011 and 2010.

Under certain circumstances, amounts withdrawn from investments (Wrapper Contracts) could be payable at fair value rather than contract value. These events include (i) termination of the Trust Fund, (ii) a material adverse change to the provisions of the Trust Fund, (iii) if the investment participants elect to withdraw from an investment contract in order to switch to a different provider, or (iv) if terms of a successor Trust Fund do not meet the contract issuer’s criteria for the issuance of a similar contract. In some cases, an investment (Wrapper Contract) issuer may terminate a contract with the Trust Fund and settle at an amount different than the contract value.

While it is possible other parties contracting with the Trust Fund could cause or suffer events that would trigger fair value payouts under the Trust Fund’s investment (Wrapper Contracts), based on prior experience, the Trust Fund’s management believe it is not probable that such events would be of sufficient magnitude to limit the ability of the Trust Fund to transact at contract value with all remaining Participants in the Trust Fund. Given such events are beyond the control of the Trust Fund and Plan management there can be no guarantee that this will be the case.

FLOTEK INDUSTRIES, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Additionally certain circumstances or events would permit an investment (Wrapper Contract) issuer to terminate an investment (Wrapper Contract) upon short notice to include (i) the Trust Fund’s loss of its qualified status, (ii) material breaches by the Trust Fund of its responsibilities that are not cured, or (iii) material and adverse changes to the provisions of the Trust Fund. If one of these events were to occur, the investment (Wrapper Contract)issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional Synthetic GIC, at the hypothetical market value based upon a contractual formula).

Note 5—Fair Value of Investments

ASC Topic 820, defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 requires disclosure of the extent to which fair value is used to measure financial and non-financial assets and liabilities, the inputs utilized in calculating valuation measurements, and the effect of the measurement of significant unobservable inputs on earnings, or changes in net assets, as of the measurement date. ASC Topic 820 establishes a three-level valuation hierarchy based upon the transparency of inputs utilized in the measurement and valuation of financial assets or liabilities as of the measurement date:

•	Level 1 __ unadjusted, quoted prices for identical assets or liabilities in active markets;

•

Level 2 __ quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation;

•	Level 3 __ unobservable inputs based upon the reporting entity’s internally developed assumptions that market participants would use in pricing the asset or liability.

The Company’s evaluation of Plan financial assets and liabilities that met the criteria of the aforementioned disclosure requirements and that fall within the fair value framework of ASC Topic 820 are discussed below.

Mutual Funds and Common Stock fund

Plan investments include in mutual funds and the Company’s own stock. The Company determined that valuation measurement inputs of these equity securities required no adjustment from quoted prices in the market. As such, the Plan’s investment in mutual funds and the Company’s own stock reflect unadjusted quoted prices from active markets. Accordingly, the Company classified these Plan investments within Level 1 of the ASC Topic 820 hierarchy framework.

Common / Collective Trust Funds

The Plan has investments in common / collective trust funds. The Company determined the valuation measurement inputs of all common / collective trust fund investments reflect prices based upon quoted market prices utilizing public information and required no independent third-party valuation or pricing services. Accordingly, the Company concluded the valuation measurement inputs of these securities reflect, at the lowest level, quoted market prices for identical or similar assets in markets where there are few transactions for the assets and categorized such investments within Level 2 of the ASC Topic 820 hierarchy framework.

The fair values of the Plan’s investments are categorized as follows at December 31, 2011:

FLOTEK INDUSTRIES, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

	Level 1	Level 2	Level 3	Total
Flotek Industries common stock fund	$3,430,468	$—	$—	$3,430,468
Mutual funds:
Growth funds	636,688	—	—	636,688
Blend funds	2,409,887	—	—	2,409,887
Income funds	410,708	—	—	410,708
Balanced funds	567,436	—	—	567,436

Total mutual funds	4,024,719	—	—	4,024,719
Common collective trust	—	1,018,214	—	1,018,214

Total investments	$7,455,187	$1,018,214	$—	$8,473,401

The fair values of the Plan’s investments are categorized as follows at December 31, 2010:

	Level 1	Level 2	Level 3	Total
Flotek Industries common stock fund	$1,691,538	$—	$—	$1,691,538
Mutual funds:
Growth funds	1,397,597	—	—	1,397,597
Blend funds	1,006,564	—	—	1,006,564
Income funds	166,035	—	—	166,035
Balanced funds	934,620	—	—	934,620

Total mutual funds	3,504,816	—	—	3,504,816
Common collective trust	—	420,476	—	420,476

Total investments	$5,196,354	$420,476	$—	$5,616,830

Note 6—Plan Termination

The Company does not currently have any intention of exercising its right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In the event of Plan termination, Plan Participants would become 100% vested in any unvested contributions and all assets remaining in the Plan would be distributed to Participants / beneficiary(s) in accordance with Plan provisions.

Note 7—Federal Income Tax Exemption

The Plan received a favorable determination letter dated May 3, 2002, from the Internal Revenue Service. The Plan has been amended since applying for the determination letter; however, the Plan Administrator believes that both the Plan design and operation remains compliant with applicable requirements of the IRC. US GAAP requires Plan management to evaluate Plan tax positions and recognize a tax liability (or asset) if the Plan has entered into an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator analyzed the tax positions taken by the Plan, and concluded that as of December 31, 2011, there were no uncertain positions taken or expected to be taken that require recognition of an asset, liability or disclosure in the financial statements. Additionally the Plan has not incurred any penalties or interest on penalties by any taxing jurisdictions for any reasons. The Plan is subject to routine audits by taxing jurisdictions; however, no audits for any tax periods are currently in progress. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

FLOTEK INDUSTRIES, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Note 8—Party-in-Interest Transactions

The Plan invests in various mutual funds and other funds offered by the Trustee. These investments are considered party-in-interest transactions as DWS Trust Company serves as the trustee of the Plan. The investment committee approved Plan investment options.

The Plan invests in the Company’s own stock. Transactions in the Company’s own stock are considered party-in-interest transactions as the Company is the Plan sponsor.

Note 9—Subsequent Events

In June 2012, the Company announced the intention of the Plan to no longer offer further investment under the Plan in the fund holding the Company’s publicly traded stock, Flotek Industries, Inc. Common Stock fund (“the Common Stock fund”). Effective as of the close of business on August 1, 2012 any investments in the Plan’s Common Stock fund will be frozen and further investment in the Plan’s Common Stock fund will no longer available for new investments (i.e., contributions, transfers, exchanges). Plan Participants will be allowed to transfer all or a portion of their balance currently in the Company’s Common Stock fund to one or more available funds within the Plan. Any balances remaining in the Common Stock fund after the designated transfer period will be liquidated no later than December 31, 2012. Any balance in a Participant’s account that remains invested in the Common Stock fund at the time of liquidation will automatically be transferred to such other fund(s) as may be designated by the Investment Committee. In place of the Common Stock fund the Plan will offer Participants (full time employees) the opportunity to participate in an employee stock purchase plan currently being originated.

FLOTEK INDUSTRIES, INC. 401(k) PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

	(b)	(c)	(d)	(e)
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Majority Value.	Cost	Current Value
		Mutual Funds
*	DWS Trust Company	Alger Capital Appreciation Fund	N/A	$351,939
*	DWS Trust Company	American Century Heritage Fund	N/A	153,443
*	DWS Trust Company	BlackRock Global Allocation Fund	N/A	1,158,826
*	DWS Trust Company	Delafield Fund, Inc.	N/A	101,198
*	DWS Trust Company	DWS High Income Fund	N/A	839
*	DWS Trust Company	Fidelity Advisor Small Cap Fund	N/A	91,932
*	DWS Trust Company	Invesco Developing Markets Fund	N/A	285,011
*	DWS Trust Company	Invesco Energy Fund	N/A	241,739
*	DWS Trust Company	Invesco Real estate Fund	N/A	82,092
*	DWS Trust Company	Invvk Comstock	N/A	224,353
*	DWS Trust Company	Mainstay ICAP International	N/A	241,884
*	DWS Trust Company	Oppenheimer Main Street Small cap Fund	N/A	210,290
*	DWS Trust Company	Oppenheimer Strategic Income Fund	N/A	211,716
*	DWS Trust Company	PIMCO Total Return Fund	N/A	198,154
*	DWS Trust Company	T. Rowe Price Retirement Fund	N/A	50,361
*	DWS Trust Company	Thornburg Value Fund	N/A	61,984
*	DWS Trust Company	Victory Established Value	N/A	303,861
*	DWS Trust Company	Victory Small Company Opportunity	N/A	55,097

		Total mutual funds		4,024,719

		Common / Collective Trusts
*	DWS Trust Company	Invesco Stable Asset ADP85 (contract value $996,943)	N/A	1,018,214

		Total common / collective trusts		1,018,214

		Common Stock fund
*	DWS Trust Company	Flotek Industries, Inc. Common Stock		3,430,468

		Total Flotek Industries, Inc. Common Stock fund		3,430,468

	Total investments			8,473,401

		Participant Loans Receivable
*	Participant loans receivable	Participant loans receivable with interest rates from 4.25% to 6.25% and various maturity dates through December, 2013		197,484

		Total participant loans receivable		197,484

	Total investments and notes receivable from participants held at end of year			$8,670,885

* — Represents identification of known party-in-interest

N/A — This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.

See report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Flotek Industries, Inc., the Plan Administrator (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLOTEK INDUSTRIES, INC. 401(k) Plan (Name of Plan)

Date: June 28, 2012	By:	/s/ Jesse E. Neyman
Jesse E. Neyman
Plan Administrator